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                                                                   Exhibit 3.1


          AMERICAN COMPUTER AND ELECTRONICS CORPORATION INTERNATIONAL

                           ARTICLES OF INCORPORATION


     FIRST: Ronald S. Schimel, whose post office address is Suite 105, Clark Building, Columbia, Maryland 21044, being at least eighteen (18) years of age, hereby forms a corporation under and by virtue of the Public General Laws of the State of Maryland.

     SECOND: The name of the corporation (which is hereafter referred to as the "Corporation") is American Computer and Electronics Corporation International.

     THIRD:  The purposes for which the Corporation is formed are:

     (1) To manufacture and sell computer and related electronic equipment, to provide data processing and consulting services including computer programming and related activities;

     (2) To buy and sell real and personal property and investments in contracts and securities; and

     (3) To do anything permitted by Section 2-103 of the Corporations and Associations Article of the Annotated Code of Maryland, as the same may be amended from time to time, or any successor provision of the Public General Laws of the State of Maryland.

     FOURTH: The post office address of the principal office of the Corporation in this State is 2 Professional Drive, Suite 242, Gaithersburg, Maryland 20760. The name and post office address of the Resident Agent of the Corporation in this State is Ronald S. Schimel, Suite 105, Clark Building, Columbia, Maryland 21044. Said Resident Agent is an individual actually residing in this State.

     FIFTH: The total number of shares of capital stock which the Corporation has authority to issue is six million two hundred ninety-two thousand (6,292,000) shares of common




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stock with a par value of One Cent ($.01) per share or an aggregate par value of Sixty Two Thousand Nine Hundred Twenty Dollars ($62,920.00), all of one class (the "Common Stock").

     SIXTH: The number of directors of the Corporation shall be three (3) which number may be increased pursuant to the By-Laws of the Corporation, but shall never be less than three (3). The names of the directors who shall act until the first annual meeting or until their successors are duly chosen and qualified are: George Jimenez, Paul G. Casner and Graham Hartwell.

     SEVENTH: The following provisions are hereby adopted for the purpose of defining, limiting and regulating the powers of the Corporation and of the directors and stockholders:

     (1) The Board of Directors o the Corporation is hereby empowered to authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, or securities convertible into shares of stocks of any class or classes, whether now or hereafter authorized.

     (2) The Board of Directors of the Corporation may classify or reclassify any unissued shares by fixing or altering in any one or more respects, from time to time before issuance of such shares, the preferences, rights, voting powers, restrictions and qualifications of, the dividends on, the times and prices of redemption of, and the conversion rights of, such shares.

     The enumeration and definition of a particular power of the Board of Directors included in the foregoing shall in no way be limited or restricted by reference to or inference from the terms of any other clause of this or any other article of the Charter of the Corporation, or construed as or deemed by inference or otherwise in any manner to exclude or limit any powers conferred upon the Board of Directors under the Public General Laws of the State of Maryland now or hereafter in force.

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     EIGHTH:  Except as may otherwise be provided by the Board of Directors of the Corporation, no holder of any shares of the stock of the Corporation shall have any pre-emptive right to purchase, subscribe for, or otherwise acquire any shares of stock of the Corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase or otherwise acquire such shares.

     NINTH:

     (1) REQUIRED INDEMNIFICATION. The Corporation shall provide indemnification to directors, officers, employees and agents to the extent required by applicable provisions of the Public General Laws of the State of Maryland.

     (2) PERMITTED INDEMNIFICATION. The Corporation may indemnify any director, officer, employee or agent, made a party to any threatened, pending or completed action or proceeding whether civil, criminal, administrative or investigative if authorized in the specific case as set forth in paragraph
(3) below, and if he acted in good faith and reasonably believed (i) in the case of conduct in his official capacity, the conduct was in the best interests of the Corporation, (ii) in the case of conduct not in his official capacity, that the conduct was at least not opposed to the best interests of the Corporation or (iii) in the case of any criminal proceeding, that he had no reasonable cause to believe that the conduct was unlawful.

     Indemnification under this Article may be against judgments, penalties, fines, settlements, and reasonable expenses incurred by the person unless the proceeding was one by or in the right of the Corporation, in which case indemnification may be made only against reasonable expenses, provided that such person is not ultimately adjudged to be liable to the Corporation.

     (3)  AUTHORIZATION OF INDEMNIFICATION.  Indemnification under paragraph
(2) of this Article shall not be made unless authorized in the specific case after a determination has

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been made that indemnification of the person is permissible because such person has met the standards of conduct set forth in said paragraph (2).
This determination shall be made by (i) a majority vote of a quorum of the directors not parties to the proceeding or, if such a quorum cannot be obtained, by a majority vote of a committee of the Board, consisting of not less than two (2) directors, designated by a majority of the full Board, (ii) special legal counsel appointed by the Board or a committee of the Board in the same manner as a determination is made in accordance with (i) above, or
(iii) by the stockholders.

     Authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible except in cases where such determination is made by special legal counsel in which event such authorization shall be made in the same manner in which special legal counsel is appointed.

     (4) PAYMENT OF EXPENSES IN ADVANCE OF FINAL DISPOSITION OF A PROCEEDING. The Corporation may pay the expenses of a director, officer, employee or agent of the Corporation who is a party to a proceeding, in advance of its final disposition, after a determination that the facts then known would not preclude indemnification, upon receipt by the Corporation of
(i) a written affirmation by such person of his good faith belief that the standard of conduct necessary for indemnification has been met and (ii) a written undertaking by such person, or on his behalf, to repay the amount so advanced if it is ultimately determined that the standard of conduct has not been met. Such determination and authorization shall be made in the same manner as specified in paragraph (3) of this Article.

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     IN WITNESS WHEREOF, I have signed these Articles of Incorporation this
8th day of February, 1983, and I acknowledge the same to be my act.




                                        /s/ Ronald S. Schimel           (SEAL)
                                        --------------------------------
                                        Ronald S. Schimel
































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